

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2024

Todd Meredith
President and Chief Executive Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue
Suite 700
Nashville, TN 37203

>**Re: Healthcare Realty Trust Incorporated**
>**Definitive Proxy Statement on Schedule 14A**
>**Filed April 9, 2024**
>**File No. 001-35568**

Dear Todd Meredith:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Disclosure Review Program